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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Harold's Stores, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

413353103

(Cusip Number)

Robert J. Pile
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, GA 30309
(404) 853-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413353103

1.	Name of Reporting Person: Ronald de Waal		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 12,525,548

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 12,525,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,525,548

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 74.7%

14.	Type of Reporting Person (See Instructions): IN

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CUSIP No. 413353103

1.	Name of Reporting Person: Inter-Him N.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 12,525,548

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 12,525,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,525,548

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 74.7%

14.	Type of Reporting Person (See Instructions): CO

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CUSIP No. 413353103

1.	Name of Reporting Person: W. Howard Lester		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 12,525,548

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 12,525,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,525,548

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 74.7%

14.	Type of Reporting Person (See Instructions): IN

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     This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) relates to the Schedule 13D originally filed on January 31, 1994 on behalf of Inter-Him N.V., a Netherlands Antilles corporation (“Inter-Him”), with regard to Inter-Him’s beneficial ownership of shares of the common stock, par value $0.01 per share (the “Common Stock”), of Harold’s Stores, Inc., an Oklahoma corporation (the “Company”), as previously amended by Amendment No. 1 thereto filed on March 4, 1994, Amendment No. 2 thereto filed on April 11, 1995, Amendment No. 3 thereto filed on March 27, 2000, Amendment No. 4 thereto filed on October 27, 2000, Amendment No. 5 thereto filed on January 30, 2001, Amendment No. 6 thereto filed on March 21, 2001, Amendment No. 7 thereto filed on May 10, 2001, Amendment No. 8 thereto filed on August 31, 2001, Amendment No. 9 thereto filed on October 24, 2002, and Amendment No. 10 thereto filed on February 28, 2003 (as so amended, the “Schedule 13D”). This Amendment No. 11 is being filed pursuant to Rules 13d-1(k)(1), 13d-1(k)(2) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report:

•	the amendment on May 2, 2003, of that certain Voting Agreement dated as of February 28, 2001, as amended (the “Voting Agreement”), to terminate the Voting Agreement with respect to certain persons, as described in more detail below (the “Former Group Members”);

•	the removal from the Group (as defined herein) of the Former Group Members; and

•	certain other changes reflected herein.

     Inter-Him, Ronald de Waal and W. Howard Lester are collectively referred to herein as the “Reporting Persons.” Each of Margaret A. Gilliam, William E. Haslam and Clark J. Hinkley are among the Former Group Members and are thus no longer Reporting Persons.

     Information about any other person other than the Reporting Persons has been provided to the extent known by the Reporting Persons or is based upon statements made in filings with the Securities and Exchange Commission and has not been independently verified. The Reporting Persons make no representations as to the accuracy, truthfulness or completeness of such other information contained herein.

Item 1.     Security and Issuer.

     The information set forth in the Schedule 13D with respect to this Item has not changed as of the date of this Amendment No. 11.

Item 2.     Identity and Background.

     Certain of the information set forth in the Schedule 13D with respect to this Item 2 is hereby amended and supplemented by adding the following:

     On May 2, 2003, the Voting Agreement was amended to require only Inter-Him and Mr. Lester (instead of all holders of shares of the Company’s preferred stock) to vote all of their respective shares of capital stock of the Company, whether now held or hereafter acquired, to elect one individual selected by Rebecca Powell Casey (instead of a majority-in-interest of the Family Shareholders (as defined below)), for so long as Ms. Casey and certain other persons who are officers, directors and/or beneficial owners of Common Stock (in their individual capacities and/or, in certain cases, as custodians for minor children or as trustees of certain trusts) (collectively, the “Family Shareholders”) or their lineal descendants own at least 10% of the Common Stock, assuming conversion in full of all shares of Amended Series 2001-A Preferred Stock, par value $0.01 per share (the “New 2001 Preferred Stock”),

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the Company’s Series 2002-A Preferred Stock, par value $0.01 per share (the “2002 Preferred Stock”), and the Company’s Series 2003-A Preferred Stock, par value $0.01 per share (the “2003 Preferred Stock,” and together with the New 2001 Preferred Stock and the 2002 Preferred Stock, the “Preferred Stock”). As a result of the Right of First Refusal Agreement and the Voting Agreement, it is possible that Inter-Him, Mr. de Waal, Mr. Lester, Ms. Casey, Mr. Casey and the H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust (the “H. Rainey Powell Trust,” and, collectively with all such other persons, the “Group”) may be deemed to be a “group,” as such term is defined under section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For these reasons, the Reporting Persons are reporting the beneficial ownership of all members of the Group.

     The principal address of Inter-Him is Prof. Kernkampweg 8a (Post Office Box 3361), Curacao, Netherlands Antilles. Inter-Him is a holding company for various real estate investments and operations, and other investments. Inter-Him also invests in stocks, bonds, options and other instruments. Inter-Him N.V. is a corporation organized under the laws of the Netherlands Antilles.

     Mr. de Waal’s business address is “Ertbrugge,” Ertbruggestraat 136, BE-2110 Wijnegem, Belgium. Mr. de Waal’s present principal occupation is serving as Chairman of De Waal International Management N.V., the principal address of which is “Ertbrugge,” Ertbruggestraat 136, BE-2110, Wijnegem, Belgium, and the principal business of which is to manage Inter-Him’s United States subsidiaries and another group under common control. Mr. de Waal is a citizen of the Netherlands.

     Mr. Lester’s business address is 3250 Van Ness Avenue, San Francisco, California 94109. His present principal occupation is Chairman of the Board of Williams-Sonoma, Inc., a specialty retailer of home products, the principal business address of which is 3250 Van Ness Avenue, San Francisco, California 94109. Mr. Lester is a citizen of the United States.

     The following table sets forth certain information as to the managing directors of Inter-Him, including their business addresses and principal business occupations. The corporate laws of the Netherlands Antilles do not distinguish between directors and executive officers of a corporation; therefore, the persons described in the following table are all the persons equivalent to the directors and executive officers of Inter-Him. There are no other controlling persons of Inter-Him.

Present Principal
Name of Managing	Residence or	Occupation or
Director	Business Address	Employment	Citizenship

Ronald de Waal	“Ertbrugge” Ertbruggestraat 136 BE-2110 Wijnegem, Belgium	Managing Director; Chairman of De Waal International Management N.V. (management company of the Inter-Him group’s United States subsidiaries and another group under common control) (also serves as director/officer of other companies in the Inter-Him group)	Netherlands

Victor Hoogstraal	Inter-Him N.V. Switzerland Representative Office	Managing Director; Managing Director - Inter-Him’s Netherlands Antilles	Netherlands

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Present Principal
Name of Managing	Residence or	Occupation or
Director	Business Address	Employment	Citizenship

	16, Im Langacker CH-5401 Baden-(Dattwil), Switzerland	subsidiaries (also serves as director/officer of other companies in the Inter-Him group and in a group under common control)

Frederik Hendrik Breedijk	Inter-Him N.V. Prof. Kernkampweg 8a P. O. Box 3361 Curacao, Netherlands Antilles	Managing Director; Self-Employed Consulting and Financial Services; Managing Director - Inter-Him’s Netherlands Antilles subsidiary; President — Court of Audit of the Netherlands Antilles	Netherlands

     To the extent known by the Reporting Persons, information with respect to each member of the Group, other than the Reporting Persons, is as set forth below:

		Present Principal	Citizenship or
	Residence or	Occupation or	Place of
Name of Group Member	Business Address	Employment	Organization

Rebecca Powell Casey	3835 Shenandoah Dallas, TX 75205	Executive Vice President – Trend and Design Harold’s Stores, Inc. 5919 Maple Avenue Dallas, Texas 75235	United States

Michael T. Casey	3835 Shenandoah Dallas, TX 75205	Chairman of the Board Grand Prairie State Bank 2341 S.E. 8th Grand Prairie, TX 75051 Privately-owned Bank	United States

H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust	c/o Michael T. Casey, Trustee 3835 Shenandoah Dallas, TX 75205	N/A	Oklahoma

     To the knowledge of the Reporting Persons, none of the members of the Group or the managing directors of Inter-Him has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the knowledge of the Reporting Persons, none of the members of the Group and, in the case of Inter-Him, the managing directors of Inter-Him, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

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Item 3.     Source and Amount of Funds or Other Consideration.

     The information set forth in the Schedule 13D with respect to this Item has not been changed as of the date of this Amendment No. 11.

Item 4.     Purpose of Transaction.

     Item 4 is amended and supplemented by adding the following:

     Other than as may have resulted from the consummation of the purchase of the 2003 Preferred Stock, or as otherwise set forth herein, none of the Reporting Persons have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Company or disposing of securities of the Company, other than (i) through the potential conversion of shares of Preferred Stock, (ii) the receipt of additional shares of Preferred Stock as dividends thereupon, (iii) Inter-Him’s potential sale of shares of Preferred Stock to other persons (some of whom may be Reporting Persons or be affiliates thereof) that are “accredited investors” within the meaning of Rule 501(a) under the Securities Act, (iv) the potential exercise by the Reporting Persons of preemptive rights granted pursuant to the terms of the Preferred Stock in connection with certain issuances by the Company of its securities, (v) the potential operation of the Reporting Persons’ rights of first refusal pursuant to the Right of First Refusal Agreement in the event of certain proposed transfers of the Company’s capital stock by either of Ms. Casey or Mr. Casey and (vi) such other transactions that may be contemplated by the terms of the Preferred Stock, the Voting Agreement, the Right of First Refusal Agreement or the Investor Rights Agreement; (b) an extraordinary corporate transaction involving the Company; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, other than the Reporting Persons’ right to appoint a member or members of the Company’s Board of Directors or to exercise such other voting rights pursuant to the terms of the Preferred Stock and the Voting Agreement; (e) any material change in the present capitalization or dividend policy of the Company, other than (i) as described in clauses (a)(i) through (a)(vi) above, and (ii) otherwise pursuant to the terms of the Preferred Stock; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Company; (h) the delisting of the Common Stock from the American Stock Exchange; (i) the eligibility of Common Stock for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in items (a) through (i) above.

     Other than as set forth above, the Reporting Persons have no knowledge of whether any other members of the Group (or any other person to which the disclosure required by Item 4 would be required) have any plans or proposals that relate to or would result in any of the events described in items (a) through (j) above.

Item 5.     Interest in Securities of the Issuer.

     (a)  and (b) The percentages set forth below and on pages 2 through 4 hereof are based on 6,099,503 shares of Common Stock outstanding, as disclosed in the Company’s Form 10-K for the fiscal year ended February 1, 2003, as filed with the Securities and Exchange Commission on April 25, 2003, and, pursuant to Rule 13d-3(d)(1)(i), 91,320 additional shares of Common Stock issuable to Ms. Casey and 25,438 additional shares of Common Stock issuable to Mr. Lester upon the exercise of currently exercisable stock options. Statements with respect to each member of the Group other than the Reporting

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Persons (including statements with respect to the Reporting Persons that may be derived from or based upon such information) have been provided to the Reporting Persons by such Group members or are based upon statements made in filings with the Securities and Exchange Commission, and therefore the accuracy, truthfulness or completeness of such statements have not been independently verified by the Reporting Persons. Each member of the Group may be deemed to share beneficial ownership of 12,525,548 shares of Common Stock, or approximately 74.7% of the outstanding Common Stock, 329,485 shares of New 2001 Preferred Stock, or 100% of the outstanding New 2001 Preferred Stock, 167,168 shares of 2002 Preferred Stock, or 82.5% of the outstanding 2002 Preferred Stock, and 50,000 shares of 2003 Preferred Stock, or 100% of the outstanding 2003 Preferred Stock. Information required by Items 5(a) and (b) with respect to the share ownership of each member of the Group is provided below.

     Inter-Him and Mr. de Waal. Each of Inter-Him and Mr. de Waal beneficially owns (a) 685,319 shares of Common Stock directly; (b) 4,323,474 shares of Common Stock directly that may be received pursuant to the conversion in full of the New 2001 Preferred Stock owned by Inter-Him; (c) 619,222 shares of Common Stock directly that may be received pursuant to the conversion in full of the 2002 Preferred Stock owned by Inter-Him; (d) 3,260,870 shares of Common Stock directly that may be received pursuant to the conversion in full of the 2003 Preferred Stock owned by Inter-Him; (e) 287,425 shares of New 2001 Preferred Stock directly; (f) 83,584 shares of 2002 Preferred Stock directly; (g) 37,500 shares of 2003 Preferred Stock directly; (h) 3,636,663 shares of Common Stock indirectly through the other members of the Group; and (i) 42,060 shares of New 2001 Preferred Stock, 83,584 shares of 2002 Preferred Stock and 12,500 shares of 2003 Preferred Stock indirectly through other members of the Group. Mr. de Waal may be deemed to beneficially own all such shares through his control over Inter-Him.

     Inter-Him and Mr. de Waal have shared voting and investment power over all such shares, as follows: (a) with respect to all such stock, voting power is shared with the other members of the Group (except for Mr. Casey) solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 867,385 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared with her with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; (c) with respect to 385,782 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with him with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) with respect to (1) 776,065 shares of Common Stock beneficially owned by Ms. Casey, investment power is shared with Ms. Casey with respect to certain potential dispositions of Common Stock by her; and (2) 385,782 shares of Common Stock beneficially owned by Mr. Casey, investment power is shared with Mr. Casey with respect to certain potential dispositions of Common Stock by him, each pursuant to the terms of the Right of First Refusal Agreement.

     W. Howard Lester. Mr. Lester beneficially owns (a) 7,836 shares of Common Stock directly; (b) 638,053 shares of Common Stock directly that may be received pursuant to the conversion in full of the New 2001 Preferred Stock owned by him; (c) 619,222 shares of Common Stock directly that may be received pursuant to the conversion in full of the 2002 Preferred Stock owned by him; (d) 1,086,957 shares of Common Stock directly that may be received pursuant to the conversion in full of the 2003 Preferred Stock owned by him; (e) 25,438 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; (f) 42,060 shares of New 2001 Preferred Stock directly; (g) 83,584 shares of 2002 Preferred Stock directly; (h) 12,500 shares of 2003 Preferred Stock directly; (i) 10,148,042 shares of Common Stock indirectly through the other members of the Group; and

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(j) 287,425 shares of New 2001 Preferred Stock, 83,584 shares of 2002 Preferred Stock and 37,500 shares of 2003 Preferred Stock through the other members of the Group.

     Mr. Lester has shared voting and investment power over all such shares, as follows: (a) with respect to all such stock, voting power is shared with the other members of the Group (except for Mr. Casey) solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 867,385 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared with her with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; (c) with respect to 385,782 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with him with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) with respect to (1) 776,065 shares of Common Stock beneficially owned by Ms. Casey, investment power is shared with Ms. Casey with respect to certain potential dispositions of Common Stock by her; and (2) 385,782 shares of Common Stock beneficially owned by Mr. Casey, investment power is shared with Mr. Casey with respect to certain potential dispositions of Common Stock by him, each pursuant to the terms of the Right of First Refusal Agreement.

     Rebecca Powell Casey. Ms. Casey beneficially owns (a) 670,942 shares of Common Stock directly; (b) 105,123 shares of Common Stock indirectly through custodial accounts for the benefit of each of her three minor children; (c) 91,320 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (d) 11,658,163 shares of Common Stock, 329,485 shares of New 2001 Preferred Stock, 167,168 shares of 2002 Preferred Stock and 50,000 shares of 2003 Preferred Stock indirectly through the other members of the Group. Ms. Casey does not include in her beneficial ownership 385,782 shares of Common Stock that are beneficially owned by her husband, Michael T. Casey, and, based upon filings with the Commission, the Reporting Persons believe that Ms. Casey has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

     Ms. Casey has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 867,385 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared by her with the Reporting Persons with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; and (c) with respect to 776,065 shares of Common Stock beneficially owned by Ms. Casey, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Ms. Casey pursuant to the terms of the Right of First Refusal Agreement.

     Michael T. Casey. Mr. Casey beneficially owns (a) 349,772 shares of Common Stock directly; (b) 42,000 shares of Common Stock indirectly through the H. Rainey and Mary U. Powell Family 1997 Irrevocable Trust Agreement (the “H. Rainey Powell Trust”), of which Mr. Casey is sole trustee; and (c) 12,133,776 shares of Common Stock, 329,485 shares of New 2001 Preferred Stock, 167,168 shares of 2002 Preferred Stock and 50,000 shares of 2003 Preferred Stock indirectly through the other members of the Group. Mr. Casey does not include in his beneficial ownership 867,385 shares of Common Stock that are beneficially owned by Ms. Casey, and, based upon filings with the Commission, the Reporting Persons believe that Mr. Casey has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

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     Mr. Casey has shared voting power and investment power with respect to such shares, as follows: (a) with respect to 42,000 shares owned by the H. Rainey Powell Trust, voting power and investment power are exercised by Mr. Casey as sole trustee of such trust; (b) with respect to 385,782 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with the Reporting Persons with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (c) with respect to 385,782 shares of Common Stock beneficially owned by Mr. Casey, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Mr. Casey pursuant to the terms of the Right of First Refusal Agreement.

     H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust. The H. Rainey Powell Trust beneficially owns (a) 42,000 shares of Common Stock directly and (b) 12,483,548 shares of Common Stock, 329,485 shares of New 2001 Preferred Stock, 167,168 shares of 2002 Preferred Stock and 50,000 shares of 2003 Preferred Stock indirectly through the other members of the Group.

     The H. Rainey Powell Trust has shared voting power and investment power with respect to all such shares, as follows: (a) voting power and investment power are exercised through Mr. Casey as sole trustee of such trust and (b) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the H. Rainey Powell Trust pursuant to the terms of the Right of First Refusal Agreement.

     (c)  There have been no transactions by any of the Reporting Persons, or, with respect to Inter-Him, by any managing director of Inter-Him, in Common Stock or Preferred Stock since the filing of Amendment No. 10, except that on May 1, 2003, Mr. Lester received a quarterly dividend of 1,001 shares of New 2001 Preferred Stock with respect to shares of New 2001 Preferred Stock owned by him.

     To the knowledge of the Reporting Persons, no other member of the Group has effected any transactions in Common Stock or Preferred Stock since the filing of Amendment No. 10.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as may be described in response to Item 2, there are no other contracts, arrangements, understandings or relationships required to be described in this Item 6.

Item 7.     Material to be filed as Exhibits.

EXHIBIT A	Agreement with respect to joint filing of Amendment No. 11 to Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated May 30, 2003, by and among each of the Reporting Persons.
EXHIBIT B	Voting Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Family Shareholders. (1)
EXHIBIT B-1	First Amendment to Voting Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and the Former Group Members and each of the Family Shareholders. (2)

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EXHIBIT B-2	Amended and Restated Voting Agreement, dated May 2, 2003, by and among the Company, each of the Reporting Persons, certain of the Former Group Members, and certain of the Family Shareholders.
EXHIBIT C	Right of First Refusal Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Family Shareholders. (1)
EXHIBIT C-1	First Amendment to Right of First Refusal Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and each of the Family Shareholders. (2)
EXHIBIT C-2	Second Amendment to Right of First Refusal Agreement, dated February 28, 2003, by and among the Company, each of the Reporting Persons and certain of the Family Shareholders.
EXHIBIT D	Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him. (1)
EXHIBIT D-1	First Amendment to Investor Rights Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and the Former Group Members. (2)
EXHIBIT D-2	Second Amendment to Investor Rights Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (4)
EXHIBIT E	Series 2001-A Preferred Stock Purchase Agreement, dated February 23, 2001, by and between the Company and Inter-Him. (1)
EXHIBIT E-1	Series 2002-A Preferred Stock Purchase Agreement, dated June 26, 2002, by and among the Company and each of the Reporting Persons and the Former Group Members. (2)
EXHIBIT E-2	Series 2003-A Preferred Stock Purchase Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (4)
EXHIBIT F	Certificate of Designations with respect to shares of Series 2001-A Preferred Stock of the Company. (1)
EXHIBIT F-1	Certificate of Elimination of Designation with respect to shares of Series 2001-A Preferred Stock of the Company. (2)
EXHIBIT F-2	Certificate of Designations with respect to shares of Amended Series 2001-A Preferred Stock of the Company. (2) (4)
EXHIBIT F-3	Certificate of Designations with respect to shares of Series 2002-A Preferred Stock. (2)

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EXHIBIT F-4	Certificate of Designations with respect to shares of Series 2003-A Preferred Stock of the Company. (4)
EXHIBIT G	Form of Irrevocable Proxy granted by each of Rebecca P. Casey and Michael T. Casey to Inter-Him. (1)
EXHIBIT H	Joinder Agreement, dated May 1, 2001, by W. Howard Lester. (3)
EXHIBIT I	Shareholders Agreement (with respect to the Preferred Stock), dated May 1, 2001, by and among the Company and each of the Reporting Persons. (3)
EXHIBIT I-1	Termination Agreement dated August 2, 2002, terminating the Shareholders Agreement dated May 1, 2001.

(1)	Incorporated by reference from Amendment No. 6 to this Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2001.

(2)	Incorporated by reference from exhibits to the Company’s Form 8-K dated August 2, 2002, as filed with the Securities and Exchange Commission on August 9, 2002.

(3)	Incorporated by reference from Amendment No. 7 to this Schedule 13D, as filed with the Securities and Exchange Commission on May 10, 2001.

(4)	Incorporated by reference from exhibits to the Company’s Form 8-K dated February 4, 2003, as filed with the Securities and Exchange Commission on February 13, 2003.

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2003	Inter-Him N.V.

	By:	/s/ Victor Hoogstraal Victor Hoogstraal Managing Director

/s/ Ronald de Waal Ronald de Waal

/s/ W. Howard Lester W. Howard Lester

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INDEX TO EXHIBITS

Exhibit	Description of Exhibit

EXHIBIT A	Agreement with respect to joint filing of Amendment No. 11 to Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated May 30, 2003, by and among each of the Reporting Persons.
EXHIBIT B	Voting Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Family Shareholders. (1)
EXHIBIT B-1	First Amendment to Voting Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and the Former Group Members and each of the Family Shareholders. (2)
EXHIBIT B-2	Amended and Restated Voting Agreement, dated May 2, 2003, by and among the Company, each of the Reporting Persons, certain of the Former Group Members, and certain of the Family Shareholders.
EXHIBIT C	Right of First Refusal Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Family Shareholders. (1)
EXHIBIT C-1	First Amendment to Right of First Refusal Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and each of the Family Shareholders. (2)
EXHIBIT C-2	Second Amendment to Right of First Refusal Agreement, dated February 28, 2003, by and among the Company, each of the Reporting Persons and certain of the Family Shareholders.
EXHIBIT D	Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him. (1)
EXHIBIT D-1	First Amendment to Investor Rights Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and the Former Group Members. (2)
EXHIBIT D-2	Second Amendment to Investor Rights Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (4)
EXHIBIT E	Series 2001-A Preferred Stock Purchase Agreement, dated February 23, 2001, by and between the Company and Inter-Him. (1)
EXHIBIT E-1	Series 2002-A Preferred Stock Purchase Agreement, dated June 26, 2002, by and among the Company and each of the Reporting Persons and the Former Group Members. (2)
EXHIBIT E-2	Series 2003-A Preferred Stock Purchase Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (4)

Exhibit	Description of Exhibit

EXHIBIT F	Certificate of Designations with respect to shares of Series 2001-A Preferred Stock of the Company. (1)
EXHIBIT F-1	Certificate of Elimination of Designation with respect to shares of Series 2001-A Preferred Stock of the Company. (2)
EXHIBIT F-2	Certificate of Designations with respect to shares of Amended Series 2001-A Preferred Stock of the Company. (2) (4)
EXHIBIT F-3	Certificate of Designations with respect to shares of Series 2002-A Preferred Stock. (2)
EXHIBIT F-4	Certificate of Designations with respect to shares of Series 2003-A Preferred Stock of the Company. (4)
EXHIBIT G	Form of Irrevocable Proxy granted by each of Rebecca P. Casey and Michael T. Casey to Inter-Him. (1)
EXHIBIT H	Joinder Agreement, dated May 1, 2001, by W. Howard Lester. (3)
EXHIBIT I	Shareholders Agreement (with respect to the Preferred Stock), dated May 1, 2001, by and among the Company and each of the Reporting Persons. (3)
EXHIBIT I-1	Termination Agreement dated August 2, 2002, terminating the Shareholders Agreement dated May 1, 2001.

(1)	Incorporated by reference from Amendment No. 6 to this Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2001.

(2)	Incorporated by reference from exhibits to the Company’s Form 8-K dated August 2, 2002, as filed with the Securities and Exchange Commission on August 9, 2002.

(3)	Incorporated by reference from Amendment No. 7 to this Schedule 13D, as filed with the Securities and Exchange Commission on May 10, 2001.

(4)	Incorporated by reference from exhibits to the Company’s Form 8-K dated February 4, 2003, as filed with the Securities and Exchange Commission on February 13, 2003.